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                                   FORM U-7D

                         CERTIFICATE PURSUANT TO RULE 7(d)
                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                                                 File No. 32-362
                                                                 Amendment No. 2


     The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

     1.  Lessee public-utility company:  UTILICORP UNITED INC.

         Address:  20 WEST NINTH STREET, KANSAS CITY, MO 64105-1711

     2.  Date:  LEASE DATED SEPTEMBER 1, 1978; EXECUTED AND DELIVERED BY
                LESSEE ON OCTOBER 26, 1978; AMENDED AND RESTATED AS OF JUNE 1, 1979 AND, AS AMENDED AND RESTATED, EXECUTED AND DELIVERED BY LESSEE, JUNE 13, 1979.

     2a. Date facility was placed in service:  JUNE 13, 1979

     3.  Regulatory authority which has acted on transaction:

         Name:                                Date of order:

         MISSOURI PUBLIC SERVICE COMMISSION   NOVEMBER 22, 1978 AS AMENDED ON
                                              APRIL 13, 1979

     4.  Initial term of lease:  25 YEARS  (See Note 1)

     4a. Renewal options:  MAY BE EXTENDED AT LESSEE'S ELECTION FOR PERIODS
         MUTUALLY AGREEABLE TO THE HOLDER OF THE BENEFICIAL INTEREST AND THE LESSEE, AT A FAIR RENTAL VALUE.

     5. Brief description of facility: ONE TURBINE GENERATING PLANT CONSISTING OF ONE COMBUSTION TURBINE GENERATING UNIT MODEL PG-7821, 52, 750KW, A FUEL OIL SYSTEM, AND MISCELLANEOUS AND RELATED EQUIPMENT.

     6. Manufacturer or supplier: GENERAL ELECTRIC COMPANY AND SEVERAL OTHER VENDORS.

     7.  Original Cost of facility:  $7,523,550.20

     8. Rent. Initial Rent: (payable for the period June 13, 1979 through June 30,1979) $37,146.78. Basic Rent: (Payable during 25 year initial term) $16,506,292.96.

     8a. Periodic installment.  Amount: $37,146.78 (Interim Rent)
         Period: ONE PAYMENT ON JULY 1, 1979  Amount: $330,125.86 (Basic Rent)
         Period: SEMI-ANNUAL

         (See Note 2)

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     9.  Holder of legal title to facility:  UMB BANK, N.A., AS TRUSTEE
         (FORMERLY UNITED MISSOURI BANK OF KANSAS CITY, NATIONAL ASSOCIATION, AS TRUSTEE) (SEE NOTE 3)

         Address:  P. O. BOX 419226, KANSAS CITY, MO 64141-6226

     10. Holders of beneficial interests:

         NAME AND ADDRESS                AMOUNT INVESTED      PERCENT OF EQUITY
         ----------------                ---------------      -----------------
         Trans UCU, Inc.                  $2,044,524.77             100%
         20 West Ninth Street
         Kansas City, MO 64105-1711

     11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

         Amount borrowed:  $5,479,025.43        INTEREST RATE:  9-7/8%
         NUMBER OF LENDERS:  ONE

         Terms of repayment.   Amount:             Period:
                               $319,262.98         SEMI-ANNUAL     (See Note 4)

Date executed:  July 31, 2000

Signature of holder of legal title:

UMB BANK, N.A., AS TRUSTEE

By:    /s/ K. Scott Mathew
       -------------------
Title: Vice President
       -------------------

Signatures of holders of beneficial interests shall be annexed hereto and incorporated herein.


                                       2

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                        SIGNATURE PAGE FOR CERTIFICATE
                        ON FORM U7D DATED MARCH 1, 2000

Signature of holders of beneficial interests.

     The holders of beneficial interests referred to in paragraph 10 of the Certificate pursuant to Rule 7(d) to which these signature pages are annexed and into which the following signatures are incorporated have duly caused said Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                             TRANS UCU, INC.


                                             By:    /s/ Dale J. Wolf
                                                    -------------------------
                                             Title: Vice President-Finance
                                                    -------------------------

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NOTE 1

     The lease was divided into three terms with respect to the facility. Firstly, an interim term covering the period from the delivery date through June 30, 1979 (on or before which date the long-term financing commenced). Secondly, a basic term for a period of twenty-five years from July 1, 1979 (with a right on the part of the lessee to terminate the lease on any rent payment date following the expiration of the fifth year of the basic term in the event the facility becomes obsolete or surplus to lessee's requirements). Lastly, renewal terms for periods mutually agreeable to the holder of the beneficial interest and the lessee, if the lessee shall elect to renew the lease. The long-term debt financing commenced on the in-service date of the facility and will (unless the lease term of the facility is sooner terminated as aforesaid) mature 19-1/2 years thereafter.

NOTE 2

     The amount of the investment made by the original holder of the beneficial interest was 27.175% of the cost of the facility. The amount set forth in paragraph 10 shows the amount of the investment based upon an estimated $8,000,000 cost of the facility. In no event will the amount of the investment to be made by the holder of the beneficial interest be more than $2,400,000.

NOTE 3

     UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, National Association), holds the legal title to the facilities and makes this certificate, solely in its capacity as trustee under that certain Trust Agreement, dated as of September 1, 1978 between the holder of the beneficial interest and UMB Bank, N.A., as Trustee.

NOTE 4

     The information set forth in paragraph 11 relates to the long-term financing and shows the maximum amount to be borrowed, based upon an estimated equipment cost of $8,000,000. The amount to be borrowed as a percentage of the cost of the facility is 72.825%, or $5,826,000, based upon a cost of $8,000,000, with a variance of +10%. Interim financing is being furnished by a commercial bank in an amount not to exceed $8,000,000. The principal and interest on such interim loan is payable out of the investments to be made by the lender and the holder of the beneficial interest in the facility. It is anticipated that the completion of the construction of the facility and the in-service date thereof will be co-incident with the closing with respect to the long-term financing. During the interim term (covering the period from the delivery date of each component of the facility to the commencement of the basic lease term) the interest payable on such interim financing during such period will accrue and will be included in the lessor's costs. On the first day of the basic lease term the lessee paid interim rent computed at a per diem rental equivalent to the 9-7/8% interest rate on the long-term financing to be applied to the lessor's cost for the number of days elapsed between the in-service date of the facility and the date of the commencement of the basic lease term.